OMNITEK ENGINEERING CORP.

M E M O R A N D U M

TO:	Lyn Shenk
Aamira Chaudhry
Securities and Exchange Commission
Division of Corporation Finance
Washington DC 20549

FROM:	Alicia A. Rolfe
Omnitek Engineering Corp.
1333 Keystone Way
Suite 101
Vista, CA 92081

DATE:	September 3, 2014

RE:	Omnitek Engineering Corp.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed: March 31, 2014
File No. 000-53955

We submit the following in response to your comment letter of August 22, 2014.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.  We will ensure the changes set forth below are made on all future filings.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Activities, page 23

1.
It appears that the measure you describe as EBITDA is being adjusted for additional items such as the value of option and warrants grants.  Accordingly, please revise your description of the measure as it is not appropriate to title it EBITDA

Response:  Your comment is noted and as requested we will update and revise the description for future filings.  Below is a copy of our proposed language for disclosure on future filings using the prior Form 10-K language as an example.

“Included in the operating loss of $1,678,182 for the twelve months ended December 31, 2013 are non-cash expenses, which are not a drain on our capital resources.  During 2013, these non-cash expenses include the value of options and warrants granted in the amount of $314,467 and depreciation and amortization of $22,206.  Excluding these non-cash amounts, our operating loss for the twelve months ended December 31, 2013 would have been $1,341,509.”

September 3, 2014                                                                                                                                  Omnitek Engineering Corp.
Page 2 of 3 Memorandum

2.
We note from your disclosure on page 22 that revenues decreased because certain foreign customers delayed or cancelled orders due to the increase in local natural gas prices.  We further note the significant increase in inventory.  Please tell us how you determined that the inventory was properly valued and that no further excess and obsolete inventory charge was needed.

Response:  We follow a policy which identifies both obsolete and slow moving inventory as part of inventory impairment and reserve.  If an item becomes obsolete, the full value is impaired; whereas, a slow moving item is partially reserved against on a percentage basis.  Slow moving items are identified by reviewing sales over recent periods and determining an impairment percentage accordingly.  In addition, our auditors tested inventory quantities, verified inventory cost was in compliance with our average cost method, and audited the method for establishing impaired inventory.  As such, we determined that no further excess and obsolete inventory charge was needed and that our inventory is correctly valued.

3.
Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e).  That is, you did not include the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to your management, including your principle executive and principle financial officer, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Although there is not requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion referred to.  Please represent to us and revise future filings for management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Response:  Your comment is noted and as requested we will update and revise the description for future filings.  Below is a copy of our proposed language for disclosure on future filings.

“Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of December 31, 2013, we carried out an evaluation, under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded, as of December 31, 2013, that such disclosure controls and procedures were effective and that such information was accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Report of Management on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with

September 3, 2014                                                                                                                                  Omnitek Engineering Corp.
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management authorization; and providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

As of December 31, 2013, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2013, that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This Annual Report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.”

In connection with the Company’s responding to the comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter has been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

OMNITEK ENGINEERING CORP.

 /s/ Alicia A. Rolfe
_______________________________
By:    Alicia A. Rolfe
Title: Chief Financial Officer